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David Adams	Scott Lawrence (Maison Brison)
(Senior Vice-President, Finance and CFO)	(514) 731-0000
(514) 335-4035	* scott@maisonbrison.com

SR Telecom Selected for Urban Development Project in Burkina Faso
Second phase of ONATEL expansion project valued at $5.5 million

MONTREAL, May 25, 2004 – SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that it has received orders valued at approximately $5.5 million from ONATEL (Office Nationale des Télécommunications), the national exchange carrier in Burkina Faso, for an urban telecommunications development project. This is the second phase of a project that began last year. Additional network expansions are anticipated once this phase of the project is completed. Deliveries will commence immediately and are expected to be completed before the end of this year.

ONATEL has selected SR Telecom’s swingTM fixed wireless access system to deliver voice, data and Internet services to residential users, telecenters and businesses within an urban setting. With these orders, ONATEL is adding to its existing network of SR Telecom equipment.

“Over the last several years, we have been building a strong business relationship with ONATEL and we are delighted that SR Telecom is now the principal supplier of ONATEL’s rural and urban networks,” said Pierre St-Arnaud, SR Telecom’s President and CEO. “The potential for expansion of these networks is significant given the growing need for telecommunications services throughout the country. We look forward to assisting ONATEL in their expansion efforts.”

According to the International Telecommunications Union (ITU), the teledensity rate in Burkina Faso is less than one telephone per 100 inhabitants. This compares to more than 70 telephones per 100 people in Canada.

About swing
swing is an advanced and flexible network that enables operators to address high, medium and low traffic densities with a single solution by providing excellent voice quality, all CLASS services and 56 kbps data (V90) for Internet access. swing’s distribution backbone uses an exclusive point-to-multipoint radio, allowing great distances to be easily spanned with excellent use of radio spectrum.

About ONATEL
ONATEL (Office Nationale des Télécommunications), is the national exchange carrier in Burkina Faso, a west African nation with a population of more than 13 million. Its growing telecommunications network offers a complete range of fixed, mobile and Internet services.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world's leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company's products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom's products have been deployed in over 120 countries, connecting nearly two million people.

The Company's unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

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Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and SWING are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

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